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                                July 2, 2020

       M  rio Ghio Junior
       Chief Executive Officer
       Vasta Platform Ltd.
       Av. Paulista, 901, 5th Floor
       Bela Vista, S  o Paulo     SP, 01310-100, Brazil

                                                        Re: Vasta Platform Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 11,
2020
                                                            CIK No. 0001792829

       Dear Mr. Junior:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Form F-1 filed June 11, 2020

       Our Corporate Structure, page 12

   1. We note your response to prior comment 11 and your revised chart on page 13. Please explain to us what the
box entitled "free float" represents and provide additional
                                                        disclosure so that an
investor can appreciate how an investment in this Offering is depicted. In this
regard, it is not clear why the "free float" represents ownership interests in Vasta as well as EDE
and Saber.
 M  rio Ghio Junior
FirstName   LastNameM  rio  Ghio Junior
Vasta Platform  Ltd.
Comapany
July 2, 2020NameVasta Platform Ltd.
July 2,2 2020 Page 2
Page
FirstName LastName
Summary Financial and Other Information, page 21

2. We note your response to comment 2 and your revisions under "ACV Bookings." Please further revise to disclose any risks associated with the amount you have disclosed for your
         2020 sales cycle and why you refer to them as "preliminary result(s)." Elaborate to acknowledge any assumptions or conditions that could cause any of these contracted amounts to change before revenue is recognized, such as cancellations or possible adjustments to contract terms.
Risk Factors
"We could be adversely affected if we are unable to renegotiate collective labor agreements with the unions...", page 46

3. In this Risk Factor, you discuss salaries and wages as a percentage of total expenses in the context of potential increases due to labor negotiations. While this may be an appropriate metric to highlight, you have included as part of this discussion the combined Predecessor and Successor periods spanning January 1, 2018 through December 31, 2018. Please revise this Risk Factor to separately discuss the Predecessor period January 1, 2018 through October 10, 2018 and the Successor period October 11, 2018 through December
         31, 2018.
Capitalization, page 70

4. Please revise your narrative description to specifically state the details of the Contribution, not merely a cross-reference to disclosure elsewhere in the filing.
5. Please further revise your tabular presentation to include rows for each class of share capital showing the number of shares authorized and reflecting the issuance of both the
         Series A and B Common Shares.
Reconciliation of our Adjusted EBITDA to Net Profit (Loss) for the Period / Year, page 76

6. Refer to our previous comment 26. As previously requested, please revise your headers in the "Successor" time periods to properly align 2019 and 2018 time periods. Currently
         2019 figures in Brazilian Real is headed under the "Successor" period in 2018. Please note this change is needed in both the EBITDA reconciliation table and the Adjusted EBITDA reconciliation table.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Unaudited Supplemental Condensed Pro Forma Financial Information For The Year Ended
December 31, 2018, page 101

7. You state in the first paragraph that this section is intended to provide pro forma results of operations as if the Acquisition described elsewhere in the document had occurred on
         January 1, 2019. It appears this date should be January 1, 2018. Please revise.
 M  rio Ghio Junior
Vasta Platform Ltd.
July 2, 2020
Page 3

       You may contact Amy Geddes at 202-551-3304 or Donna Di Silvio at 202-551-3202 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameM  rio Ghio Junior                        Sincerely,
Comapany NameVasta Platform Ltd.
                                                           Division of
Corporation Finance
July 2, 2020 Page 3                                        Office of Trade &
Services
FirstName LastName